UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 6)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 813 0210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person CO

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note 1:  This Amendment No. 6 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  As previously disclosed in Amendment No. 5, on June 8, 2012, the board of directors of OGK-3 approved the sale of all of the Issuer’s Common Stock owned by OGK-3 to JSC INTER RAO Capital, a closed joint stock company organized under the laws of the Russian Federation and affiliate of OGK-3 (“INTER RAO Capital”).  This Amended Statement is being filed to disclose the completion of that sale transaction and that OGK-3 no longer beneficially owns more than five percent of the Common Stock.

Explanatory Note 2:  On October 1, 2012, OGK-3 will be reorganized by way of accession to JSC “INTER RAO UES,” which, together with INTER RAO Capital, is a majority shareholder of OGK-3. Pursuant to the laws of the Russian Federation, as a result of this accession transaction, JSC “INTER RAO UES” will become the legal successor of OGK-3.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling OGK-3 as of September 28, 2012 (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither OGK-3 nor, to the best of its knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither OGK-3 nor, to the best of its knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Sale of Common Stock

As previously disclosed, on June 8, 2012, the board of directors of OGK-3 approved the sale of all of the Common Stock owned by OGK-3 to INTER RAO Capital.  OGK-3 and INTER RAO Capital subsequently executed a Share Purchase Agreement dated as of September 21, 2012 (the “Share Purchase Agreement”) for the sale of 4,462,693 shares of Common Stock for an aggregate purchase price of 112,941,780.89 Russian Rubles (approximately $3,576,846.22 or $0.80 per share as of September 21, 2012).  On September 28, 2012, OGK-3 and INTER RAO Capital completed the sale the Common Stock to INTER RAO Capital pursuant to the Share Purchase Agreement.

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As a result of this transaction, OGK-3 no longer has the power to vote or direct the voting of, or the power to dispose or direct the disposition of, any Common Stock.

The foregoing summary of certain terms of the Share Purchase Agreement is qualified in its entirety by reference to the copy of the Share Purchase Agreement attached hereto as Exhibit B and incorporated by reference herein.

Joinder and Release Agreement

As previously disclosed, the Issuer and OGK-3 are parties to an Investor Rights Agreement dated as of June 29, 2006, as amended (the “IRA”).

Additionally, as previously disclosed, in connection with the acquisition of JSC “INTER RAO UES” of equity interests and voting power of OGK-3, (i) the Issuer and OGK-3 entered into that certain Standstill and Support Agreement dated as of May 6, 2011 (the “Support Agreement”), and (ii) effective as of May 6, 2011, Plug Power amended that certain Shareholder Rights Agreement dated as of June 23, 2009 (as amended, the “Poison Pill”).

In connection with the sale of the Issuer’s shares pursuant to the Share Purchase Agreement, the Issuer, JSC “INTER RAO UES”, INTER RAO Capital, and OGK-3 executed a Joinder and Release Agreement dated as of September 27, 2012 (the “Joinder and Release Agreement”), which, among other things, provided for the following:

•      Investor Rights Agreement.  The Issuer and OGK-3 agree that neither the Issuer nor OGK-3 has any continuing rights or obligations under the IRA.  Further, each of OGK-3 and the Issuer release the other party from claims under the IRA.

•      Support Agreement.  The Issuer and OGK-3 agree that OGK-3 is no longer a party to the Support Agreement and shall not have any rights or obligations thereunder.  Further, each of OGK-3 and the Issuer release the other party from claims under the Support Agreement.

•      Poison Pill.  OGK-3 acknowledges and agrees that it is no longer a “Grandfathered Person” or “INTER RAO Grandfathered Person” under the Poison Pill.

The foregoing summary of certain terms of the Joinder and Release Agreement is qualified in its entirety by reference to the copy of the Joinder and Release Agreement attached hereto as Exhibit C and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
The information included in Item 4 of this Statement is hereby incorporated by reference into this Item 5, and Item 5 of the Statement is hereby amended and restated as follows.
(a) - (b)	As of the date hereof, OGK-3 does not own any Common Stock of the Issuer.
(c)	The response to Item 4 is incorporated herein by reference.
(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.
(e)	As of September 28, 2012, OGK-3 ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented as follows:

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The information included in Item 4 of this Statement regarding the Share Purchase Agreement and Joinder and Release Agreement is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as an exhibits to this Amended Statement.

Exhibit A                Officers and Directors of Certain Persons Named in Item 2

Exhibit B                Share Purchase Agreement dated as of September 21, 2012 between OGK-3 and INTER RAO Capital

Exhibit C                Joinder and Release Agreement dated as of September 27, 2012 among the Issuer, JSC “INTER RAO UES”, INTER RAO Capital, and OGK-3

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amended Statement is true, complete and correct.

Dated:  September 28, 2012

LLC “INTER RAO — Electrical Generation Management,” acting as a management organization of OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Gennady F. Binko

Name:	Gennady F. Binko

Title:	General Director of LLC “INTER RAO — Electrical Generation Management”

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EXHIBIT A

OFFICERS AND DIRECTORS OF OGK-3 AS OF SEPTEMBER 28, 2012

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Board of Directors of OGK-3. Chairman of the Management Board of INTER RAO UES. Member of the Board of Directors of INTER RAO UES.	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board of INTER RAO UES. Head of the Strategy and Investment Unit of INTER RAO UES.	Russian Federation
Anton Badenkov	Advisor to the Chairman of the Management Board of INTER RAO UES.	Russian Federation
Alexander Boris	Member of the Management Board of INTER RAO UES.	Russian Federation
Alexander Abramkov	Director for Audit and Compliance Control - Head of the Audit, Compliance Control and Risk Management Unit of INTER RAO UES.	Russian Federation
Mikhail Konstantinov	Director for Corporate Governance, Unit for Corporate and Property Relations of INTER RAO UES.	Russian Federation
Dmitry Makarov	Director for Legal Affairs of INTER RAO - Management of Electric Power Plants, LLC
Alexander Matveev	Head of Technical Policy Department, Unit of Production of INTER RAO UES.	Russian Federation
Igor Opalin	Deputy General Director of “INTER RAO Engineering” LLC	Russian Federation
Alexander Rengevich	Director for Economic Security — Head of Economic Security Department of INTER RAO UES.	Russian Federation
Svetlana Shpakova	Head of Economic Planning Department of Affiliates and Subsidiaries	Russian Federation

Exhibit B

Execution Version

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of September 21, 2012, is made by and between:

OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”, an open joint stock company organized and existing under the laws of the Russian Federation, having its office at 165, Mozhaiskoye Shosse, Bldg. 1, Moscow, 121596, Russia, principal state registration number 1040302983093 (hereinafter, the “Seller”), represented by Open Joint-Stock Company “Brokerage house “OTKRYTIE”, holding a perpetual brokerage license as a professional participant of the securities market, No. 177-06097-100000 issued by Russia’s Federal Service for Financial Markets on 28 June 2002, acting pursuant to a Power of Attorney No. 103 dated 21.09.2012, represented by its General Director, Valeriya V. Avksentyeva, acting pursuant to the Charter; and

(2)           JSC “INTER RAO Capital”, a closed joint-stock company organized under the laws of the Russian Federation, having its office at 27, Bolshaya Pirogovskaya Street, Moscow, 119435, Russia; principal state registration number 1027700091286 (hereinafter, the “Purchaser”), represented by Open Joint-Stock Company “Brokerage house “OTKRYTIE”, holding a perpetual brokerage license as a professional participant of the securities market, No. 177-06097-100000 issued by Russia’s Federal Service for Financial Markets on 28 June 2002, acting pursuant to a Power of Attorney No. 60 dated 22.08.2012, represented by its General Director, Valeriya V. Avksentyeva, acting pursuant to the Charter.

RECITALS

A.            The Seller is the registered owner of the Sale Shares (as such term is defined below) of Plug Power Inc., a company incorporated under the laws of the State of Delaware, United States of America, having its principal office at 968 Albany-Shaker Road, Latham, New York, 12110, United States of America ISIN US72919P2020 (the “Company”).

B.            The Seller wishes to sell the Sale Shares to the Purchaser, and the Purchasers wishes to purchase the Sale Shares from the Seller, in each case subject to the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the Parties agree as follows:

ARTICLE 1
DEFINITIONS; INTERPRETATIONS

1.1           Definitions.  For the purposes of this Agreement, the following terms have the respective meanings given to them or as indicated below.

“Agreement” has the meaning set forth in the preamble hereof.

“Applicable Law” means all applicable (i) provisions of all constitutions, treaties, statutes, laws, customs, codes, rules, regulations, ordinances or orders of any Governmental Authority; (ii) Governmental Approvals; and (iii) orders, decisions, injunctions, judgments, awards, and decrees of any Governmental Authority.

“Business Day” means any day (other than a Saturday or Sunday) on which banks in Moscow, Russia are open for business.

“Share Transfer” has the meaning set forth in Article 2.3.

“Share Transfer Date” has the meaning set forth in Article 2.3.

“Company” has the meaning set forth in the Recitals.

“Governmental Authority” means (i) any supranational organization or any state or political subdivision thereof; (ii) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of the supranational organization, the state or its political subdivision, including, without limitation, any supranational authority, government authority, ministry, agency, department, board, (iii) the Committee on Foreign Investments in the United States; (iv) the U.S. Securities and Exchange Commission; (v) any court, tribunal or arbitrator; and (vi) any self-regulatory organization acting on behalf of the state or itself pursuant to the rights granted thereto by Applicable Law.

“Governmental Approval” means any consent of or from a Governmental Authority, including without limitation any certificates, licenses, or permits issued by a Governmental Authority.

“Party” and “Parties” means Seller and Purchaser, either individually or collectively, as the case may be.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchase Price” has the meaning set forth in Article 2.2.

“Sale Shares” means 4,462,693 shares of the Company’s common stock, par value $0.01 per share.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Account” means bank account designated by Seller for receipt of the Purchase Price.

1.2           Headings, References and Usage of Terms. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.  The singular includes the plural and vice versa. Save where the context requires otherwise, references to Articles and Sections shall be references to the Articles and Sections of this Agreement.

1.3                           Reference to Period. Where any period in days is referred to in this Agreement, such period shall be calculated in calendar days unless expressly provided otherwise (and the day on which any such period is expressed to commence shall not be counted for the purpose of such period’s calculation).

ARTICLE 2
SALE AND PURCHASE OF THE SALE SHARES

2.1           Purchase and Sale.  Upon and subject to the terms and conditions of this Agreement, (i) the Seller shall sell and deliver the Sale Shares to the Purchaser, and (ii) the Purchaser shall purchase the Sale Shares from the Seller, for the consideration set forth in Article 2.2.

2.2           Consideration.

(a)           Upon and subject to the terms and conditions of this Agreement, the Purchaser shall pay as total consideration under this Agreement the sum of 112,941,780.89 Russian Roubles (the “Purchase Price”) to the Seller Account prior to the date that is REDACTED after the date of this Agreement.  The Purchase Price shall not be subject to any adjustment.  No pledge in favor of the Seller shall arise to the extent that all or part of the Purchase Price is paid after the Share Transfer. If the Purchase Price is paid after the date that is REDACTED after the date of this Agreement, the Purchase Price shall accrue interest at a rate equal to the interest rate based on market conditions applicable to monetary funds placement as of the date of Agreement, but no more than REDACTED per annum.

(b)           The Purchaser’s obligation to pay the Purchase Price may be fulfilled in full or in part by way of set-off of existing monetary claims that the Purchaser has against the Seller, provided that the Purchaser informs the Seller in writing regarding any such proposed set-off and the Seller agrees to such set off as payment of the Purchase Price.

2.3           Share Transfer.  The completion of the transfer of the Sale Shares (the “Share Transfer”) shall take place in Moscow, Russia on the date upon which all of the conditions set forth in Article 2.4 are satisfied or waived (such earlier date, the “Share Transfer Date”).

For the purposes of Russian law requirements applicable to transactions with foreign securities, the Share Transfer shall be recorded by the Russian depositary on the following depositary accounts:

(a)           Depositary:  Limited liability company “Depositary and corporate technologies” license of a professional securities market participant for Depository activities dated April 3, 2008. REDACTED issued by the Federal service for financial markets,

(b)           Seller account number REDACTED, the Depositary contract REDACTED dated REDACTED, and

(c)           Purchaser account number REDACTED, the Depositary contract REDACTED dated REDACTED.

2.4           Conditions to Obligation of Each Party to Transfer the shares.  The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Share Transfer Date of all of the following conditions:

(a)           No statute, rule, regulation, executive order, decree, ruling, permanent injunction or other permanent order under Applicable Law shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement.

(b)           All material consents, approvals, authorizations, exemptions and waivers from Governmental Authorities and third parties that shall be required under Applicable Law in order to enable the Parties to consummate the transactions contemplated by this Agreement shall have been obtained.

2.5           The Purchaser shall have delivered the following to the Seller:

(i)            a copy of an Agreement to be Bound by the Registration Rights Agreement between the Purchaser and Plug Power Inc., the form and substance of which is acceptable the Seller, duly executed by the Purchaser; and

(ii)           a copy of the Joinder and Release Agreement among the Purchaser, the Seller, OJSC “INTER RAO UES” and Plug Power Inc., the form and substance of which is acceptable to the Seller, duly executed by Purchaser.

2.6           All actions taken for the Share Transfer in accordance with Article 2.4 shall be deemed to have occurred simultaneously as part of a single transaction and the Share Transfer shall not be deemed to have occurred until the Parties have completed all such actions.   Upon the Share Transfer, beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Sale Shares shall pass from Seller to Purchaser.

ARTICLE 3
TERMINATION

3.1           Automatic Termination.  This Agreement shall automatically terminate if the Share Transfer does not occur on or prior to the date that is 45 calendar days after the date of this Agreement.

3.2           Termination under Article 4.12.  This Agreement may be terminated in accordance with Article 4.12(d).

3.3           Effect of Termination.  In the event of the termination of this Agreement pursuant to Article 3.1 or 3.2, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Seller and all rights and obligations of each Party shall cease.

ARTICLE 4
MISCELLANEOUS

4.1           Expenses. Except as otherwise specifically provided in this Agreement, the Seller, on the one hand, and the Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including the expenses, costs and fees of each such Party’s attorneys, auditors and financial and other professional advisors) in connection with the Agreement and transactions contemplated hereby, whether or not the transactions contemplated hereby shall be consummated.

4.2           Further Assurances.  Following the date hereof, each Party shall and shall cause, to the extent permitted by Applicable Law, each of its affiliates to, from time to time, execute and deliver such additional instruments, documents and conveyances and take such other actions as shall be necessary, or otherwise reasonably requested by the other Party, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby, or otherwise to carry out the intent and purposes of this Agreement.

4.3           Governing Law.  This Agreement and the rights and duties of the Parties hereunder are governed by and shall be interpreted and construed in accordance with the laws of Russian Federation.

4.4           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

4.5           Assignment.

(a)           The Seller shall be permitted to assign its rights and/or delegation its obligations under this Agreement to JSC “INTER RAO UES”, an open joint stock company organized under the laws of the Russian Federation having its office at bld. 3, 27, Bolshaya Pirogovskaya, Moscow, 119435, Russian Federation, Russia state registration number 1022302933630; provided that JSC “INTER RAO UES” executes and delivered to the Purchaser a written instrument whereby it assumes all of the obligations and liabilities of Seller under this Agreement.

(b)           Except as expressly provided in Article 4.5(a), the rights and obligations under this Agreement shall not be assignable or otherwise transferable by any Party without the prior written consent of the other Party (other than any transfer by virtue of law to any legal successor (including a successor in reorganization), which for the avoidance of doubt, shall not require the consent of any Party).  Any purported assignment in contravention of this Article 4.5 shall be void.

4.6           Amendment; Waivers. etc.

(a)           No amendment, modification or discharge of this Agreement, and, to the extent permitted by Applicable Law, no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by all Parties.  No amendments and supplements to this Agreement shall be made or become effective unless agreed by all Parties, executed in writing and signed by all Parties.

(b)           Neither the waiver by any of the Parties breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

(c)           The rights and remedies herein provided are cumulative and none is exclusive of any other. or of any rights or remedies that any Party may otherwise have at law. The rights and remedies of any Party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

4.7           Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

4.8           Severability. If any provision, including any phrase, sentence, clause, article, subsection, or schedule, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision of this Agreement, or this Agreement as a whole, invalid, inoperative or unenforceable to any extent whatsoever.

4.9           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be considered an original but all of which shall constitute but one and the same Agreement by and among the Parties.

4.10         Language of Agreement.  This Agreement is prepared and executed in English and in Russian languages. In the event of a conflict between the English and Russian texts of this Agreement, the Russian text shall prevail and be definitive.

4.11         Compliance with Law.  The transactions contemplated by this Agreement shall be executed in compliance with the federal and state laws of the United States of America governing the transfer of publicly-traded securities in the United States, the transfer of the Sale Shares, as well as in accordance with applicable laws of the Russian Federation, including, without limitation, the use of a licensed Russian depositary and licensed Russian broker.

4.12         Disclosure of Information on Beneficiaries.

(a)           Within five calendar days of the date of Agreement, each Party to this Agreement shall disclose to the other Party information about the beneficial owners or nominees of such Party,

owning not less than 5% of the total outstanding voting shares of such Party, with an indication of the ultimate beneficial owners and providing such supporting documents as are necessary to demonstrate such beneficial ownership.

(b)           In the event that there is a change in the information disclosed by a Party, including a change in beneficial ownership of such Party’s voting shares (that would originally have been disclosed, each Party undertakes to provide such updated or changed information to the other Party within one calendar day of such change in ownership, pursuant to sub-paragraph 25 § 14, § 30 of Article 30 of the Federal Law “On securities market” (Laws of the Russian Federation).

(c)           Upon the disclosure of the information required by this Article, the Parties undertake to make the processing of personal data in accordance with Federal Law No. 152-Ф3 of 27.07.2006 “On personal data”(Laws of the Russian Federation).

(d)           The Parties recognize the provisions of this Article as an essential condition of the Agreement.  If either Party breaches or fails to fulfill or improperly performs the requirements set for in this Article, the non-breaching Party is entitled to unilaterally terminate this Agreement by sending written notice of such termination to the other Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

OJSC “Brokerage house “OTKRYTIE” , acting on behalf of JSC “INTER RAO Capital” under a power of attorney

By:	/s/ Avksentieva V. V

Name:	Avksentieva V. V

Title:	General Director

OJSC “Brokerage house “OTKRYTIE”, acting on behalf of OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Avksentieva V. V

Name:	Avksentieva V. V

Title:	General Director

[Signature Page to Share Purchase Agreement]

Exhibit C

JOINDER AND RELEASE AGREEMENT

This JOINDER AND RELEASE AGREEMENT, dated as of September 27, 2012 (this “Agreement”), is made by and among Plug Power Inc., a Delaware corporation (“Plug Power”), OJSC “INTER RAO UES,” an open joint stock company organized under the laws of the Russian Federation (“INTER RAO”), OJSC “Third Generation Company of the Wholesale Electricity Market,” an open joint stock company organized under the laws of the Russian Federation (“OGK-3”), and JSC “INTER RAO Capital,” a closed joint stock company organized under the laws of the Russian Federation (“INTER RAO Capital”).

RECITALS

WHEREAS, Plug Power, INTER RAO, and OGK-3 are parties to that certain Standstill and Support Agreement dated as of May 6 , 2011 (the “Standstill and Support Agreement”); and

WHEREAS, Plug Power is party to that certain Shareholder Rights Agreement dated as of June 23, 2009, which was amended on May 6, 2011 in connection with the acquisition by INTER RAO of equity interests and voting power of OGK-3 (as amended, the “Shareholder Rights Agreement”); and

WHEREAS, OGK-3 has sold to INTER RAO Capital 4,462,693 shares (the “Shares”) of the Common Stock of Plug Power, representing approximately 11.8% of the outstanding shares of Common Stock of Plug Power; and

WHEREAS, in light of the foregoing, the parties hereto wish for INTER RAO Capital to become a party to the Standstill and Support Agreement and for OGK-3 to no longer be a party to the Standstill and Support Agreement; and

WHEREAS, Plug Power, INTER RAO, INTER RAO Capital and OGK-3 wish to address the parties’ rights and obligations under various existing agreements.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and intending to be legally bound, the parties hereto hereby agree as follows:

Clause 1: INTER RAO Capital Joinder to Standstill and Support Agreement

(a)           INTER RAO Capital Joinder.  Effective as of the date hereof, INTER RAO Capital is a party to, and is bound by, all the terms and conditions (including, without limitation, the dispute resolution provisions contained in Section 6(j)) of the Standstill and Support Agreement as a Stockholder thereunder, and for all purposes of the Standstill and Support Agreement, INTER RAO Capital shall be included within the term “Stockholders” (as such term is defined in the Standstill and Support Agreement).

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(b)           INTER RAO Agreement.  Each of INTER RAO, INTER RAO Capital and OGK-3, hereby acknowledges and agrees that (i) none of them, nor any of their respective Associates or Affiliates (each as defined in the Shareholder Rights Agreement), is a “Grandfathered Person” or an “INTER RAO Grandfathered Person” (each as defined in the Shareholder Rights Agreement) under the Shareholder Rights Agreement and (ii) each of them and their respective Associates and Affiliates are subject to all of the provisions of the Shareholder Rights Agreement in the same manner as any Person (as defined in the Shareholder Rights Agreement) who is not and was not a “Grandfathered Person” or an “INTER RAO Grandfathered Person.”

(c)           INTER RAO Capital Representations.  INTER RAO Capital hereby confirms that the representations and warranties contained in Section 6(a) of the Standstill and Support Agreement are true and correct as to INTER RAO Capital as of the date hereof.  INTER RAO Capital hereby further represents to Plug Power (i) that INTER RAO Capital beneficially owns 4,462,693 shares of the Common Stock of Plug Power and possesses sole voting power with respect to all such shares and (ii) that INTER RAO Capital is not a party to any agreement, arrangement or understanding with any third party other than Plug Power with respect to the securities, management or control of Plug Power, except as expressly contemplated by this Agreement or the Standstill and Support Agreement.

(d)           Plug Power Representations.  Plug Power hereby makes the representations and warranties set forth in Section 6(a) of the Standstill and Support Agreement to INTER RAO Capital as of the date hereof.

Clause 2: OGK-3 Not a Party to Standstill and Support Agreement

(a)           OGK-3.  Effective as of the date hereof, OGK-3 (i) shall no longer be a party to the Standstill and Support Agreement and not be deemed a “Stockholder” thereunder, and (ii) shall not have any rights or obligations under the Standstill and Support Agreement.

(b)           Plug Power Release.  Plug Power hereby covenants not to sue or otherwise pursue, and fully, finally, and forever irrevocably releases, surrenders, remises, acquits, and forever discharges OGK-3 together with its present and former affiliates, officers, directors, stockholders, employees, agents, attorneys, parent companies, subsidiaries, subtenants, successors, and assigns (other than INTER RAO and INTER RAO Capital), of and from any claim, action, demand, expense, liability, obligation, damage, suit in equity, debt, cost, assessment, setoff, contribution, promise, covenant, claim for indemnification, claim for attorneys’ fees, and/or cause of action of whatever kind or character which Plug Power or any of its affiliates may have had, or may now have, or may hereafter have (or might claim to have), from the beginning of time to any future time, real or suspected, known or unknown, asserted or unasserted, actual or contingent, accrued or unaccrued, vested or unvested, direct or derivative, relating to or arising out of the Standstill and Support Agreement.

(c)           OGK-3 Release.  OGK-3 hereby covenants not to sue or otherwise pursue, and fully, finally, and forever irrevocably releases, surrenders, remises, acquits, and forever discharges Plug Power together with its present and former affiliates, officers, directors, stockholders, employees, agents, attorneys, parent companies, subsidiaries, subtenants, successors, and assigns, of and from any claim, action, demand, expense, liability, obligation, damage, suit in

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equity, debt, cost, assessment, setoff, contribution, promise, covenant, claim for indemnification, claim for attorneys’ fees, and/or cause of action of whatever kind or character which OGK-3 or any of its affiliates (other than INTER RAO or INTER RAO Capital) may have had, or may now have, or may hereafter have (or might claim to have), from the beginning of time to any future time, real or suspected, known or unknown, asserted or unasserted, actual or contingent, accrued or unaccrued, vested or unvested, direct or derivative, relating to or arising out of the Standstill and Support Agreement.

Clause 3: Notices to Stockholders under Standstill and Support Agreement

Effective as of the date here, copies of notices that are sent to the Stockholders under the Standstill and Support Agreement shall also be sent to the following address (and such copies no longer shall be sent to Allen & Overy Legal Services):

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue, NW

Washington, DC 20004

United States of America

Attention:  Greg Golden and Adam Haubenreich

Clause 4:  Investor Rights Agreement

(a)           No Rights Under the IRA.  Plug Power and OGK-3 hereby acknowledge that neither Plug Power nor OGK-3 has any continuing rights or obligations under the Investor Rights Agreement dated as of June 29, 2006, by and among Plug Power and the parties named therein, as amended, to which OGK-3 became a party by virtue of the Joinder Agreement executed by OGK-3 on December 20, 2008 (the “IRA”).

(b)           Plug Power Release.  Plug Power hereby covenants not to sue or otherwise pursue, and fully, finally, and forever irrevocably releases, surrenders, remises, acquits, and forever discharges OGK-3 together with its present and former affiliates, officers, directors, stockholders, employees, agents, attorneys, parent companies, subsidiaries, subtenants, successors, and assigns, of and from any claim, action, demand, expense, liability, obligation, damage, suit in equity, debt, cost, assessment, setoff, contribution, promise, covenant, claim for indemnification, claim for attorneys’ fees, and/or cause of action of whatever kind or character which Plug Power or any of its affiliates may have had, or may now have, or may hereafter have (or might claim to have), from the beginning of time to any future time, real or suspected, known or unknown, asserted or unasserted, actual or contingent, accrued or unaccrued, vested or unvested, direct or derivative, relating to or arising out of the IRA.

(c)           OGK-3 Release.  OGK-3 hereby covenants not to sue or otherwise pursue, and fully, finally, and forever irrevocably releases, surrenders, remises, acquits, and forever discharges Plug Power together with its present and former affiliates, officers, directors, stockholders, employees, agents, attorneys, parent companies, subsidiaries, subtenants, successors, and assigns, of and from any claim, action, demand, expense, liability, obligation, damage, suit in equity, debt, cost, assessment, setoff, contribution, promise, covenant, claim for indemnification,

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claim for attorneys’ fees, and/or cause of action of whatever kind or character which OGK-3 or any of its affiliates may have had, or may now have, or may hereafter have (or might claim to have), from the beginning of time to any future time, real or suspected, known or unknown, asserted or unasserted, actual or contingent, accrued or unaccrued, vested or unvested, direct or derivative, relating to or arising out of the IRA.

Clause 5: Compliance With U.S. Securities Laws

INTER RAO Capital covenants that it may sell or otherwise transfer the Shares only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state or federal securities laws. In connection with any proposed sale or transfer of Shares by INTER RAO Capital, including without limitation, pursuant to an effective registration statement under the Securities Act or Rule 144 promulgated under the Securities Act, INTER RAO Capital shall provide the Company with not less than three (3) trading days’ prior written notice of such proposed sale or transfer and shall (i) in the case of a proposed sale or transfer by INTER RAO Capital pursuant to an effective registration statement under the Securities Act, indicate in such written notice that the proposed sale or transfer is to be effected pursuant to such effective registration statement, or (ii) in the case of a proposed sale or transfer INTER RAO Capital other than pursuant to an effective registration statement under the Securities Act, provide Plug Power with reasonable assurances (for example, in the case of reliance on Rule 144 of the Securities Act, in the form of seller and broker representation letters) that the Shares may be sold or transferred by INTER RAO Capital without registration under the Securities Act.  In addition, in connection with any sale or transfer of Shares by INTER RAO Capital other than pursuant to an effective registration statement under the Securities Act, Plug Power may require INTER RAO Capital to provide to Plug Power, at INTER RAO Capital’s sole expense, a written opinion of counsel selected by INTER RAO Capital and reasonably acceptable to Plug Power (it being acknowledged by Plug Power that Baker Botts L.L.P. is deemed reasonably acceptable), the form and substance of which opinion shall be reasonably satisfactory to Plug Power, to the effect that such sale or transfer does not require registration of such Shares under the Securities Act.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their authorized representatives as of the date first written above.

PLUG POWER INC.

By:	/s/ Gerard L. Conway Jr.

Name:	Gerard L. Conway Jr.

Title:	General Counsel & SVP

OJSC “INTER RAO UES”

By:	/s/ Ilnar I. Mirsiyapov

Name:	Ilnar I. Mirsiyapov

Title:	Member of the Management Board

JSC “INTER RAO CAPITAL”

By:	/s/ Marat A. Khanafeev

Name:	Marat A. Khanafeev

Title:	Director General

OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Gennady F. Binko

Name:	Gennady F. Binko

Title:	General Director

[Signature page to Joinder and Release Agreement]

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